Exhibit 99.1

Press Release

Media contact

Christine Peters

T +49 160 60 66 770

christine.peters@freseniusmedicalcare.com

Contact for analysts and investors

Ilia Kürten

T +49 6172 268 59 66

ilia.kuerten@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care AG nominates Six Employee Representatives to the Supervisory Board

Bad Homburg (February 5, 2024) Fresenius Medical Care (FME), the world's leading provider of products and services for individuals with renal diseases, has nominated six employee representatives as members of the company's Supervisory Board. Effective January 26, the competent court approved the company's application for the judicial appointment of the six employee representatives. The judicial appointment will remain effective until completion of the election of employee representatives by the FME workforce located in Germany.

Fresenius Medical Care successfully completed its change of legal form into a German stock corporation (Aktiengesellschaft, AG) on November 30, 2023, which also included the formation of a new Supervisory Board, which initially consisted of the six shareholder representatives. With the appointment of the six employee representatives, the Supervisory Board now has full and equal representation. The Board comprises six women and six men and is well above the statutory minimum gender quota for the Supervisory Board of 30 percent each.

The employee representatives of the Supervisory Board include four FME employees, including the representative for executive employees in Germany, and two representatives of the Industriegewerkschaft Bergbau, Chemie, Energie (IGBCE / Industrial Union of Mining, Chemistry, Energie). The appointed members of the Supervisory Board are:

▪	Stefanie Balling, Chairwoman of the General Works Council of Fresenius Medical Care in Germany, and Chairwoman of the local works council at the Schweinfurt site (Care Enablement)
▪	Beate Haßdenteufel, Deputy Chairwoman of the Works Council at the St. Wendel site (Care Enablement)
▪	Frank Michael Prescher, Chairman of the Works Council at Nephrocare Mönchengladbach GmbH (Care Delivery)

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▪	Ralf Erkens, Union representative of IGBCE

▪	Regina Karsch, Union representative of IGBCE
▪	Dr Manuela Stauss-Grabo, Vice President Global Biomedical Evidence Generation at Fresenius Medical Care’s Global Medical Office (representative of the executive employees in Germany)

Michael Sen, Chairman of the Supervisory Board of Fresenius Medical Care AG, says: “The proposed employee representatives provide a broad range of experience and knowledge to the Supervisory Board. I look forward to a trusted and constructive collaboration to pursue our common goal to further developing Fresenius Medical Care successfully to the benefit patients, employees and shareholders.”

Following the appointment, Fresenius Medical Care is preparing the election of the employee representatives to the Supervisory Board, following legal requirements. The election is expected to be completed in the second half of 2024.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.9 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,050dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 344,000 patients around the globe and is the leading provider of dialysis products such as dialysis machines and dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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